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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER, 2002



                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)




                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)



                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   [x]   Form 40-F [ ]

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
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                                                                       EXHIBIT 1
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[Maxcom Letterhead]

For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.          CITIGATE FINANCIAL INTELLIGENCE
Mexico City, Mexico                              New York, NY
Jose-Antonio Solbes                              Lucia Domville
(5255) 5147-1125                                 (212) 419-4166
investor.relations@maxcom.com                    lucia.domville@citigatefi.com


       MAXCOM TELECOMUNICACIONES CLARIFIES EBITDA GUIDANCE, AND ANNOUNCES
          DIAL TONE IN THE CITY OF QUERETARO AND ISO 9002 CERTIFICATION

Mexico City, Mexico, November 1, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, made some announcements today, as follows:

On the Third Quarter Results Conference Call held two days ago, management gave some guidance for 2003: Revenues of $80 to $90 million and EBITDA of $15 to $18 million dollars. These numbers corresponded to a scenario where management assumed additional financial resources of $25 to $30 million dollars for 2003. As the Company informed also on the call, it is currently working with a zero-funding scenario for next year, where Revenues are expected between $70 and $75 million dollars and EBITDA of $8 to $10 million dollars.

Additionally, Maxcom announced that effective November 2002, the Company is offering dial tone in the City of Queretaro. Company facilities are ready and working, all tests and interconnection issues have been successfully concluded. Maxcom already built a 3,000-line cluster, where 850 lines are now in service.

The Company also announced the attainment of the ISO 9002 certification. The Multinational Auditor SGS issued, on October 10, their recommendation to grant Maxcom the certification, which was obtained on October 25. The scope of this certification is for the sale of residential and business telecommunications services, from the sale to the delivery of the service.

                                      # # #

This press release includes forward-looking statements that involve risks and uncertainties that are detailed from time to time in the US Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this release or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward- looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Maxcom Telecomunicaciones, S.A. de C.V. headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in Mexico City and the Cities of Puebla and Queretaro.

                                      # # #


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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                        By: /s/ GONZALO ALARCON ITURBIDE
                                            ----------------------------
                                            Name: Gonzalo Alarcon Iturbide
                                            Title:   General Counsel

Date: November 04, 2002